TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

January 30, 2007

07020959

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

RECEIVED
FEB 07 2007
WASH. D.C.
101

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Report Pursuant to Section 189.1.3 of the Securities Regulation (Quebec)
2. Notice of Intention to Make a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

PROCESSED

FEB 12 2007

THOMSON
FINANCIAL

GLY/kp
Enclosure

TRILOGY ENERGY TRUST
Report Pursuant to Section 189.1.3 of the Securities Regulation (Québec)

1. **Name and Address of Offeree Trust**

   Trilogy Energy Trust (the "Trust")
   4100, 350 - 7th Ave. SW
   Calgary, Alberta, Canada
   T2P 3N9

2. **Name and Address of Offeror**

   Same as above.

3. **Designation of Securities Subject to the Bid**

   The Trust has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Trust of certain of its outstanding Trust Units pursuant to a normal course issuer bid to be undertaken pursuant to the rules of the Exchange.

4. **Date of the Bid**

   The Trust is eligible to commence purchases of its outstanding Trust Units under the normal course issuer bid on November 24, 2006 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Trust with the Exchange on November 21, 2006.

5. **Maximum Number of Securities of the Class Subject to the Bid Which Are Sought By the Offeror**

   The Trust is eligible to acquire up to 4,624,801 Trust Units during the 12 month period commencing November 24, 2006 and ending on November 23, 2007.

6. **Value of Consideration Offered for Security**

   The closing price of the Trust Units on the Exchange on November 21, 2006 (being the trading day prior to the date of the filing of this report) was $11.29.

7. **Fee Payable In Respect of the Bid**

The greater of:

(a) $1000; or

(b) 0.02% x 25% x $11.29 x 4,624,801 = **<u>$2,610.70</u>**

DATED at Calgary, Alberta this 22nd day of November, 2006.

(signed) *Michael Kohut*
Michael Kohut
Chief Financial Officer
Trilogy Energy Ltd., Administrator of
Trilogy Energy Trust

TRILOGY ENERGY TRUST

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Notice is hereby given that Trilogy Energy Trust (the "Trust") intends to make normal course issuer bid purchases of its outstanding trust units (the "Trust Units") as set forth in this notice. The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "TET.UN".

1. Name of Issuer

Trilogy Energy Trust
4100, 350 - 7th Ave. SW
Calgary, Alberta, Canada
T2P 3N9

2. Trust Units Sought

The Trust may purchase up to 4,624,801 Trust Units pursuant to this Notice of Intention, representing approximately 5% of the 92,566,681 Trust Units outstanding as of November 15, 2006. Although the Trust has a present intention to acquire Trust Units, it is not obligated to make any purchases. All Trust Units purchased pursuant to the bid will be cancelled.

3. Duration

Purchases may be made during the 12 month period commencing on November 24, 2006 and ending November 23, 2007.

4. Method of Acquisition

The Trust Units will be purchased on the open market from time to time through the facilities of the TSX. The purchase and payment for the Trust Units will be made by the Trust in accordance with the requirements of the TSX. Purchases (other than by way of exempt offer) will not be made other than by means of open market transactions during the period the bid is outstanding.

5. Consideration Offered

The price that the Trust will pay for any Trust Units acquired by it will be the market price of the Trust Units at the time of acquisition. The Trust presently intends to fund the purchase of the Trust Units pursuant to the normal course issuer bid from operational cash flow, proceeds from property dispositions, proceeds from Trust Unit purchases under the its Trust Unit Option Plan or other sources. There are no restrictions on the consideration to be offered by the Trust.

6. Reasons for the Normal Course Issuer Bid

The business reason for purchases made pursuant to the normal course issuer bid is that the Trust believes that the market price of its Trust Units could be such that the purchase of Trust Units by the Trust may be an attractive and appropriate use of the Trust's funds in light of potential benefits to remaining unitholders.

7. Valuation

To the knowledge of the directors and senior officers of Trilogy Energy Ltd., the administrator of the Trust, after reasonable inquiry, no independent appraisal or valuation or material non-independent appraisal or valuation regarding the Trust, its material assets or securities has been prepared within the last two years preceding the date hereof.

8. Previous Purchases

The Trust has not purchased any Trust Units within the 12 months preceding the date hereof.

9. Persons Acting Jointly or in Concert With the Issuer

No person or company is acting jointly or in concert with the Trust in connection with the normal course issuer bid.

10. Acceptance by Insiders, Affiliates and Associates

To the knowledge of the directors and officers of Trilogy Energy Ltd., the administrator of the Trust, after reasonable inquiry, none of the directors or senior officers of Trilogy Energy Ltd., nor any associates thereof, nor any person holding 10% or more of the Trust Units, presently intends to sell any Trust Units during the course of the normal course issuer bid. It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of outstanding options during the course of the normal course issuer bid or as a result of personal circumstances or decisions unrelated to the existence of the normal course issuer bid.

The Trust currently does not have any contract, arrangement or understanding, formal or informal, with any holder of the Trust Units with respect to its proposed purchase of Trust Units under the normal course issuer bid.

11. Benefits from the Normal Course Issuer Bid

There is no direct or indirect benefit arising from the normal course issuer bid to any of the persons or companies named in Item 10 other than those available to all unitholders of the Trust.

12. Material Changes in the Affairs of the Issuer

There are no material changes or plans or proposals for material changes in the affairs of the Trust that have not previously been publicly disclosed.

13. Certificate

The undersigned, duly authorized by the Board of Directors of the Trust, certifies that this notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the TSX. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Calgary, Alberta this 21st day of November, 2006.

(signed) *Michael Kohut*
Michael Kohut
Chief Financial Officer
Trilogy Energy Ltd., Administrator of
Trilogy Energy Trust

END